

Mail Stop 3030

March 5, 2009

VIA U.S. MAIL and FACSIMILE: (949) 483-9910

Ms. Jean Hu
Chief Financial Officer and Senior Vice President, Business Development
Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, CA 92660

   RE: Conexant Systems, Inc.
     Form 10-K for the Fiscal Year Ended October 3, 2008
     Filed on November 26, 2008
     File No. 000-24923

Dear Ms. Hu:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year Ended October 3, 2008
Item 11. Executive Compensation, page 96

1.   We note your response to prior comment 13. In your future filings, as applicable, please include in your "Grants of Plan-Based Awards" table under the "Threshold" column, the minimum amount of cash bonus to which each of your named executive officers is entitled pursuant to their respective employment agreements or other similar arrangements.

Financial Statements

2.   We refer to your response to prior comment 11. You indicate that because of financial performance declines in the first quarter of fiscal 2009 you performed impairment testing on your goodwill during that quarter. You also indicate that despite the recent declines in the IPM business unit "performance levels remain sufficient to support the current IPM related goodwill". To help us better understand the basis in GAAP for your conclusion about the recoverability of goodwill allocated to the IPM reporting unit, please respond to the following:

- Please provide us a summary of your goodwill impairment evaluation for the quarter ended January 2, 2009.   The written response should: (1) identify the significant assumptions underlying your determination of the fair value of the reporting unit, (2) explain the basis for those assumptions, and (3) explain why you believe those assumptions are appropriate in GAAP.
- Please explain to us any significant changes in methods, models or assumptions used in evaluating the IPM goodwill for impairment as of January 2, 2009 from those applied in the impairment evaluation as of your October 3, 2008 year-end.
- Explain to us whether and how the current economic environment has affected your ability to project future cash flows for the reporting unit, including how your cash flow projections consider the current economic environment and visibility.
- You also indicate that your evaluation considers revenue and earnings multiples of comparable companies. Explain to us whether and how your evaluation of comparable company data for impairment testing purposes considers the current economic environment and the impact of the current environment on comparable companies considered in your evaluation. In that regard, also explain how you selected comparable companies and why you believe you have made appropriate selections.

- Explain to us how the aggregate fair value of your reporting units compares to the fair value of your business based on the quoted market price of your common stock. Please reconcile for us the significant factors you believe are responsible for any significant difference between the two measures.
- You disclose that you have a single reportable segment and that you aggregate each of your two operating segments because those segments have similar economic characteristics as defined in SFAS 131. Accordingly, explain to us why the economic factors leading to impairment of the goodwill allocated to the BBA reporting unit did not similarly impact the recoverability of the goodwill allocated to the IPM reporting unit.
- You indicate that your operating segments, BBA and IPM, are also reporting units and that there are no reporting units below the operating segment level. Please tell us how you applied paragraphs 30 and 31 of SFAS 142 and EITF D-101 in reaching your conclusion that there are not additional reporting units.
- Explain to us how you allocated assets and liabilities to reporting units under paragraphs 32 and 33 of SFAS 142. Also, explain to us how you allocated goodwill to reporting units under paragraphs 34 and 35 of SFAS 142.

Overall, your response should fully explain how you completed the evaluation of the goodwill allocated to the IPM business unit for impairment and explain why you believe your evaluation is appropriate under SFAS 142.

Exhibits 31.3 and 31.4

3.   In your future filings, as applicable, please include below the signature of the certifying officer the title of that officer. We note that exhibits 31.3 and 31.4 to your Form 10-K/A filed on February 11, 2009 do not include such a title for the officers who provided the certifications. We also note that the titles of the certifying officers were also omitted from exhibits 31.1 and 31.2 to your Form 10-Q for the quarterly period ended January 2, 2009.

Form 10-Q for Fiscal Quarter Ended January 2, 2009
Note 3. Sale of Assets and Discontinued Operations, page 13

4.   You indicate that you sold the BMP business in August 2008. We also see that you attribute a loss totaling $7.2 million to discontinued operations in the first quarter of fiscal 2009. Please tell us and in future filings disclose the reasons for the continuing losses attributed to discontinued operations.

Item 2. Management's Discussion and Analysis . . ., page 30

5.   We note your response to prior comment 5. In addition to describing known
        trends related to global economic conditions that impact your business, in future
        filings as applicable, please also discuss known trends specific to your business
        and market. For example, we note your response to prior comment 8 mentions
        the "declining DSL market, continuous erosion in average selling prices and
        financial and technical risks associated with the execution of future competitive
        product offerings." If circumstances have changed since that time, then disclose
        that fact in future filings and explain the reasons underlying that change.

                                            *****

        As appropriate, please amend future filings and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
cover letter that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you
have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Kruczek at (202) 551-3641 or Timothy Buchmiller, Senior
Attorney, at (202) 551-3635 with any other questions.

                                            Sincerely,

                                            Gary Todd
                                            Senior Review Accountant